SUMMARY TERM SHEET
              ATLANTIC PETROLEUM TECHNOLOGIES OF LOUISIANA, INC.


      It is understood between the parties that APTL, Inc., has informed PRIMARY SYSTEMS, LLC of its interest in selling substantially all of its assets and the assumption of certain liabilities. In addition, APTL has stated that it is in need of working capital to fund new and existing projects and has asked PRIMARY SYSTEMS, LLC to consider a lending arrangement to APTL.

      PRIMARY SYSTEMS, LLC is willing to consider the above stated requests subject to certain terms and conditions. The purpose of this Summary Term Sheet is to provide a framework of understanding from which a definitive purchase agreement can be negotiated and drafted. It is not the purpose of this Summary Term Sheet to cover each and every detail required for agreement by both parties.
In addition, each provision of the term sheet is subject to completing of satisfactory due diligence relating to the particular provision before a contract can be confected among the parties.

Purchaser/Investor:

      PRIMARY SYSTEMS, LLC, or its designee

Lending Arrangement:

      Based on information and proforma financial statements provided by APTL, PRIMARY SYSTEMS, LLC, or its designee, is willing to provide APTL a factoring line of credit based on the purchase of APTL's accounts receivable. This line of credit will be based on an advance rate of 75% of approved accounts receiv-able subject to an overall limit of $500,000. A fee in the amount of 2% of each invoice will be deducted from invoices collected within 30 days. An additional fee of 1% will be deducted from each invoice collected over 30 days for each 15 day increment. Legal and other fees related to the establishment of this line of credit will also be deducted from invoices. Once invoices are collected, the remaining amount after all fees will be remitted to APTL. This agreement will have a term of 120 calendar days after which time, PRIMARY SYSTEMS, LLC, or its designee, may at its sole option continue the agreement or terminate it. This lending arrangement is conditioned upon verification that APTL has or can obtain a bonding line of credit, that in the sole opinion of PRIMARY SYSTEMS, LLC, is satisfactory to meet expected project needs for the next 12 months. This lending arrangement is further conditioned by the specific attached agreement for purchase of receivables.

Investment - APTL

      PRIMARY SYSTEMS, LLC, or its designee, will purchase certain assets and assume certain liabilities of APTL. The cash portion of the purchase price will be $100,000. A portion of this amount (50%) will be paid 90 days from closing and 50% paid upon completion of the first 12 months after purchase. The remainder of the purchase price will be in the form of a membership warrant. This membership warrant will be valued at 1.2 times first 12 months EBITDA, less the cash portion. EBITDA is defined as earnings before interest, taxes, amortization and depreciation. Once the value of the membership warrant is fixed, that value shall remain constant and the membership warrant shall not participate in any appreciation in the value of membership interest of PRIMARY SYSTEMS, LLC or the equity interest in its designee, whichever is purchaser. The non-cash purchase price is conditioned on first 12 months operations producing a minimum of $3.0 million in revenues with an EBITDA of $400,000. Payment of the membership warrant will be due upon sale or merger of PRIMARY SYSTEMS, LLC (or its designee). Payment of the membership warrant will be in the form of cash or in equivalent publicly traded stock (assuming merger of PRIMARY SYSTEMS, LLC into a publicly traded company) at the option of PRIMARY SYSTEMS, LLC.

Management Incentive - APTL

      Existing management of APTL will be offered an incentive to earn ownership in any new entity which may be created to buy the above mentioned assets. This entity will be in the form and have ownership determined by PRIMARY SYSTEMS LLC Existing management of APTL will be able to earn 2% ownership in the new entity for each $100,000 in EBITDA produced during the first 12 full months of activity up to a maximum of 16% ownership. In addition, non-compete agreements will be required in return for this right to earn ownership. Actual earning of owner-ship percentages is conditioned upon production of a minimum of $3.0 million in revenues and EBITDA of $400,000 for the first 12 months of activity. Ownership earned will be eligible to be converted into public company stock in the event of a merger of the new entity into a public company based on a formula to be determined.

Use of Proceeds:

      The use of funds provided under the lending arrangement is intended to provide working capital for the operations of APTL; use of these funds for other purposes must be first approved by PRIMARY SYSTEMS, LLC, or its designee, prior to any such use and there shall be no payment to Chemfix Technologies, Inc. for any services presently being provided to APTL as management services which exceeded such agreements as are now in effect with Chemfix and APTL as of November 7, 1997.

Exclusive Rights:

      PRIMARY SYSTEMS, LLC, or its designee, shall have an exclusive right to negotiate a definitive purchase agreement during the term of the lending arrangement and APTL shall not entertain or elicit any offer and/or agreement to sell all and/or substantially all of APTL's assets or a sale or an exchange of any stock interest. APTL further shall not engage in any merger and/or reorganization during this time period.

Closing:

      Closing shall occur upon completion of due diligence as it related to each specific transaction or section of this term sheet and the execution of a definitive written agreement by all parties.